UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021
Commission File Number: 001-36810
EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 6, 2021, announcing (i) a Joint Development Program with Hyundai Heavy Industries and classification societies Lloyd’s Register and DNV to help accelerate the development of dual fuel ammonia-fitted VLCC and Suezmax vessels, and (ii) that the Company has entered into new contracts for the building of 3 Suezmaxes and has lifted the option to build a third VLCC.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 6, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Tuesday 6 July 2021 – 8.00 a.m. CET _______________________________________

EURONAV ANNOUNCES JOINT DEVELOPMENT PROGRAM FOR AMMONIA-FITTED TANKERS AND NEWBUILDINGS UPDATE

•	Partnership to accelerate development of dual fuel ammonia-fitted tankers
•	Euronav contracts three modern Suezmaxes with Hyundai Heavy Industries
•	Euronav lifts the option to contract a third VLCC newbuilding

ANTWERP, Belgium, 6th of July 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announces a Joint Development Program (JDP) with the largest shipbuilder in the world, Hyundai Heavy Industries (HHI) and classification societies Lloyd’s Register and DNV, to help accelerate the development of dual fuel Ammonia (NH3) fitted VLCC and Suezmax vessels. The initial term of the JDP will be three years.

Hugo de Stoop, CEO of Euronav: “Shipping is entering an era of rapid technological developments and increasing environmental efforts demanding strong stewardship. Working with key partners toward the safe transport and commercialization of new technologies will be instrumental in delivering benefits for the wider marine industry. This partnership will accelerate the development and adoption of ammonia as one of the key solutions for the shipping sector.”

Since the beginning of the year, Euronav has invested significantly in its fleet. The Company has acquired 2 Suezmaxes through resale of contracts and has taken over an early berth from owners unable to execute the contracts for the construction of two VLCCs. Today, Euronav confirms that it has entered into new contracts for the building of 3 Suezmaxes and that is has lifted the option to build a third VLCC as per the Company’s announcement made on 22 April 2021.

All these newbuildings will be delivered in a staggered timing, enabling all parties involved to make concrete progress towards the development of ammonia-fitted tankers.

Every vessel ordered is part of our fleet rejuvenation program and is already outperforming any other existing vessels in terms of fuel consumption and emissions, and in particular the older vessels that will be phased out of the fleet because of their age profile. In addition, the vessels will feature a gradual and increasing degree of readiness to be converted into dual fuel fully fitted Ammonia ships at a later stage, while retaining the possibility to convert them into dual fuel LNG vessels if it would make more commercial sense.

The three firm Suezmaxes were contracted for a total cost of USD 199.2 million (USD 66.4 million each). The vessels will be delivered in the third quarter of 2023 and the first quarter of 2024. Delivery for the lifted option VLCC would have been the second quarter of 2023. Euronav will meet the financing of this acquisition with existing liquidity and asset-backed debt capacity.

PRESS RELEASE Tuesday 6 July 2021 – 8.00 a.m. CET _______________________________________
The flexibility that these vessels offer can only be achieved by being close to the latest technological developments that are constantly coming onto the market. As with any new technology, it is important to understand as much and as early as possible how to operate them in a safe, reliable, and efficient way.

Shipping is at the start of an intense period. It needs to apply new technologies, while simultaneously addressing challenging emission reduction objectives and maintaining the highest safety standards. The Joint Development Program brings together specialist parties to help accelerate these technological advancements. The program will ensure that Euronav and its partners gain control, yet retain flexibility in constructing future specifications for a new generation of crude tankers. Emissions compliance is critical to Euronav’s stakeholders. And with shipbuilding capacity likely constrained for the construction of large crude tankers until at least 2025, Euronav believes this will deliver the company a competitive advantage within its already established sustainability structure.

In today’s fast changing and volatile environment, Euronav states it is important to remain flexible and at the same time contribute to the global effort of reducing greenhouse gas emissions which is key to its own economic sustainability.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of second quarter results 2021: Thursday 12 August 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 48 VLCCs (three to be delivered), 30 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and five vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Tuesday 6 July 2021 – 8.00 a.m. CET _______________________________________
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.